Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	2009	2010	2011	2012	2013	3 Months Ended March 31, 2014
Pre-tax income from continuing operations	602	693	666	618	401	163
Plus: Loss from equity investees	—	—	—	—	—	—
Less: Capitalized interest	(3)	(2)	(4)	(3)	(5)	(1)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	599	691	662	615	396	162
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness (b)	301	368	330	297	575	79
Interest component of rental expense (a)	7	6	6	6	5	1

Total fixed charges	308	374	336	303	580	80

Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	907	1,065	998	918	976	242
Ratio of earnings to fixed charges	2.9	2.8	3.0	3.0	1.7	3.0

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
(b)

Includes interest expense of $3 million for the quarter ended March 31, 2014 and $294 million for the year ended December 31, 2013, related to the remeasurement of the like-kind exchange tax position. See Note 14 - Income Taxes of the Exelon Form 10-K for the year ended December 31, 2013 for additional information regarding the like-kind exchange tax position.